

Mail Stop 3233

June 26, 2018

<u>Via E-mail</u>
Mr. Philip R. Mays
Chief Financial Officer
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

     Re: Cedar Realty Trust, Inc.
             Form 10-K for the fiscal year ended December 31, 2017
             Filed February 12, 2018
             Form 8-K
             Filed May 3, 2018
             File No. 001-31817

Dear Mr. Mays:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                  Sincerely,

                  /s/ Kristi Marrone

                  Kristi Marrone
                  Staff Accountant
                  Office of Real Estate and
                  Commodities